UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1998

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from ____________ to ____________.

Commission file number 2-93265


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Texas-New Mexico Power Company Thrift Plan for Employees
                  4100 International Plaza
                     P.O. Box 2943
                  Fort Worth, Texas 76113

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

                   TNP Enterprises, Inc.
                  4100 International Plaza
                     P.O. Box 2943
                  Fort Worth, Texas 76113


                  REQUIRED INFORMATION

  The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Texas-New Mexico Power Company Thrift Plan for Employees:

Financial Statements and Schedules

    Report of Independent Public Accountants - Arthur Andersen LLP

    Statements of Net Assets Available for Benefits, December 31, 1998, and 1997

    Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 1998, and 1997

    Notes to Financial Statements

    Item 27(a) - Schedule of Assets Held for Investment Purposes,
    December 31, 1998

    Item 27(d) - Schedule of Reportable Transactions, Year Ended
    December 31, 1998

Exhibit

         Consent of Independent Public Accountants - Arthur Andersen LLP

                      SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator and/or Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       TEXAS-NEW MEXICO POWER COMPANY THRIFT
                       PLAN FOR EMPLOYEES

         Date: June 29, 1999

                                By \s\ Melissa D. Davis
                                   -------------------------------------------
                                   MELISSA D. DAVIS, as Vice President of Texas-New Mexico Power Company and as a member of Thrift Plan Committee

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN
FOR EMPLOYEES

Financial Statements as of December 31, 1998 and 1997
and Supplemental Schedules as of December 31, 1998

Together With Report of Independent Public Accountants

                           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Trustee and Thrift Plan Committee of the
Texas-New Mexico Power Company Thrift Plan for Employees:

We have audited the accompanying statements of net assets available for benefits of the Texas-New Mexico Power Company Thrift Plan for Employees (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31,1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP

Fort Worth, Texas,
    June 16, 1999

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

Table of Contents
--------------------------------------------------------------------------------






                                                                     Page Number



Basic Financial Statements

      Statements of Net Assets Available for Benefits                       1

      Statements of Changes in Net Assets Available for Benefits            2

      Notes to Financial Statements                                       3 - 12


Additional Information

      Schedule I -     Schedule of Assets Held for Investment Purposes     13

      Schedule II -    Schedule of Reportable Transactions (Transactions   14
                       or Series of Transactions in Excess of 5% of Plan Assets)

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

Statements of Net Assets Available for Benefits
-----------------------------------------------------------------------------------------------------------------------


                                                                                          As of December 31,
                                                                                  1998                         1997
                                                                       ------------------------------------------------
Investments, at fair value
Registered investment companies:
    AIM Constellation Fund, Class A                                        $    4,044,976                $         -
    Templeton Foreign Fund                                                      1,294,964                    1,183,468
    Vanguard 500 Index Fund                                                    16,593,216                   11,201,926
    Vanguard Prime Money Market Fund                                            9,175,938                          -
    Nations Prime Fund                                                                -                      8,740,600
    Vanguard Short-Term Bond Index Fund                                         1,603,950                          -
    Nations Short-Intermediate Government Fund                                        -                        716,685
    Vanguard Wellesley Income Fund                                              8,137,055                    5,452,034
                                                                       ------------------------------------------------

                                                                               40,850,099                   27,294,713
TNP AIM Constellation Fund                                                            -                      2,835,867
TNP ENT Common Stock Fund                                                      43,801,545                   41,565,228
Participant loans                                                               3,334,028                    3,466,055
                                                                       ------------------------------------------------
Total investments
                                                                               87,985,672                   75,161,863
Contributions receivable - employer                                               873,214                      999,471
Contributions receivable - participants                                               -                         97,227
                                                                       ------------------------------------------------

Net assets available for benefits                                          $   88,858,886                $  76,258,561
                                                                       ================================================





The accompanying notes are an integral part of these financial statements.

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

Statements of Changes in Net Assets Available for Benefits
---------------------------------------------------------------------------------------------------------------------------


                                                                                               Year Ended December 31,
                                                                                              1998                 1997
                                                                                      -------------------------------------
Additions
Investment income:
    Interest and dividend income                                                        $   3,386,142        $   1,107,165
    Net appreciation in fair value of investments                                           9,746,601           11,826,830
                                                                                      -------------------------------------

                                                                                           13,132,743           12,933,995
                                                                                      -------------------------------------
Contributions:
    Employer                                                                                1,832,320            1,883,569
    Participant                                                                             3,099,633            2,866,817
                                                                                      -------------------------------------

                                                                                            4,931,953            4,750,386
                                                                                      -------------------------------------

Asset transfers in                                                                         13,178,895                 -
                                                                                      -------------------------------------
       Total additions
                                                                                           31,243,591           17,684,381
                                                                                      -------------------------------------

Deductions
Payment of benefits                                                                         9,145,956            7,392,848
Asset transfers out                                                                         9,497,310            1,713,321
Other                                                                                             -                 28,770
                                                                                      -------------------------------------
       Total deductions
                                                                                           18,643,266            9,134,939
                                                                                      -------------------------------------

Net increase                                                                               12,600,325            8,549,442

Net assets available for plan benefits:
    Beginning of period                                                                    76,258,561           67,709,119
                                                                                      -------------------------------------
    End of period                                                                       $  88,858,886        $  76,258,561
                                                                                      =====================================









The accompanying notes are an integral part of these financial statements.

TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Texas - New Mexico Power Company Thrift Plan for Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution retirement plan covering employees of Texas-New Mexico Power Company (the "Company"), a wholly owned subsidiary of TNP Enterprises, Inc. (TNP), who are scheduled to work at least 1,000 hours per year.

Effective January 1, 1998, the Company terminated its trustee arrangement with NationsBank, and entered into arrangements with The Vanguard Group to administrate the Plan. Transfer of account information from NationsBank to The Vanguard Group was successfully completed on February 25, 1998. Income of $578,500 was recognized during the transfer due to appreciation in the value of the funds. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and section 401(a) of the Internal Revenue Code.

Contributions
Each year, participants may contribute between two percent and 12 percent of their annual pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company, at the discretion of the Company's Board of Directors, matches 50 percent of eligible employee contributions up to the first six percent of each employee's compensation. Additional amounts may be contributed at the option of the Company's Board of Directors. All employer contributions are invested in the TNP Common Stock Fund. All employer and employee contributions are subject to limitations of section 401(k) and 401(m) of the Internal Revenue Code.

The Company's Board of Directors voted to contribute an additional incentive amount up to three percent of eligible employee compensation based on specific Company performance goals. The Plan accrued $873,214 and $963,927 for 1998 and 1997, respectively, and paid $960,500 and $933,739 in 1998 and 1997, respectively, as a result of meeting these goals. These amounts are included in employer's contributions receivable on the statements of net assets available for benefits and in employer's contributions on the statements of changes in net assets available for benefits, respectively.

Participant Accounts
Each participant's account is credited with that participant's contributions, allocations of the Company's matching contributions and the pro rata share of Plan earnings.

Vesting
Participants are immediately fully vested in all contributions and actual earnings upon enrollment in the plan.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance in the previous 12 months or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) an investment fund from (to) the participants' loan. Loan terms range from 6 to 60 months.

The loans are secured by the balance in the participants' account and bear interest at a rate of one percentage point above the Wall Street Journal prime rate on the first workday of the quarter in which the loan originated. Interest rates on loans outstanding as of December 31, 1998, ranged from 9.25 percent to
10.00 percent. Principal and interest is paid ratably through biweekly payroll deductions. Participant loans outstanding were $3,334,028 and $3,466,055 as of December 31, 1998 and 1997, respectively.

Payment of Benefits
Upon termination of service, a participant may receive a lump-sum amount equal to the value of the participant's account. Upon retirement or death a participant or their beneficiary receives a lump sum amount equal to the value of the participants' account or annual installments over a five-year period.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Investment Options
During the Plan year ending December 31, 1998, participants were able to allocate their contributions among the following investment options:

      AIM Constellation Fund, Class A/TNP AIM Constellation Fund: Seeks capital appreciation. The fund invests primarily in common stocks, emphasizing small- to mid-size emerging-growth companies.

      Templeton Foreign Fund: The fund seeks long-term capital growth through international investing.

      Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

      Vanguard Prime Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

      Vanguard Short-Term Bond Index Fund: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers 1-5 Year Government/Corporate Bond Index, which is made up of some 1,500 short-term bonds issued by the U.S. Treasury, federal agencies, and corporations.

      Vanguard Wellesley Income Fund: Seeks to provide a high level of income, long-term growth of income, and moderate long-term growth of capital by investing 60% to 65% of its assets in high-quality long-term and intermediate-term bonds and the remainder in dividend-paying stocks.

      TNP ENT Common Stock Fund: Invests in TNP Enterprises, Inc. Common Stock to provide long-term growth through increases in the value of the stock and the reinvestment of its dividends.

Participants may change their investment options daily.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Reclassification
Certain items in 1997 were reclassified to conform to the 1998 presentation.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

Net Appreciation in Fair Value of Investments
Net realized gain (loss) is the difference between the selling price of an investment and the average cost of that investment. This average is based on revalued and not historical cost. Under this method, the cost of a security is equal to its market value at the beginning of the plan year or its acquisition cost if acquired during the plan year.

Unrealized appreciation (depreciation) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual  funds  managed by an affiliate of Vanguard
Fiduciary  Trust  Company  ("VFTC").   VFTC  acts  as  trustee  for  only  those
investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 4 - BENEFIT OBLIGATIONS PAYABLE

As of December 31, 1998, the Plan had $103,815 in pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company.

                                                 Dec. 31, 1998   Dec. 31, 1997
                                                 -------------   -------------
      As reported in financial statements        $ 88,858,886    $ 76,258,561
      Amounts pending distribution
         to participants                             (103,815)            -
                                                 -------------   -------------
      As reported in Form 5500                   $ 88,755,071    $ 76,258,561
                                                 ==============  =============

NOTE 5 - PLAN EXPENSES

     All costs and expenses incurred in administering the Plan, except for costs borne by respective participants to originate and administer participant loans, have been paid by the Company. For the plan years ending December 31, 1998 and 1997, the Company paid administrative costs totaling $59,560 and $83,816, respectively, none of which are reimbursable by the Plan.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 8, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Contributions to a participant's account and the related investment earnings are
not  included  in  a  participant's   taxable  income  until  such  amounts  are
distributed to that participant.

NOTE 7 - INVESTMENT BALANCES

The following investments represent investment balances that account for five percent or more of the total net assets available for benefits at December 31, 1998:
                                                1998                 1997
                                               ------               ------
     TNP ENT Common Stock Fund          $    43,801,545     $    41,565,228
     Vanguard 500 Index Fund                 16,593,216          11,201,926
     Vanguard Prime Money Market Fund         9,175,938                 -
     Vanguard Wellesley Income Fund           8,137,055           5,452,034

NOTE 8 - SUBSEQUENT EVENTS

TNP entered into an agreement to be acquired by an investor group in a transaction valued at approximately $1 billion, including assumed debt. Under the terms of the agreement, which has been unanimously approved by TNP's board of directors, the company's shareholders will receive $44 per share in cash, converting TNP from a listed public corporation to a privately owned corporation. This transaction, pending regulatory and shareholder approval, will affect the balances of those participants with investments in the TNP Common Stock Fund.

NOTE 9 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

The allocation of changes in net assets available for plan benefits for the year ended December 31, 1998, is as follows:

                                                                                    PARTICIPANT DIRECTED
                                                        ----------------------------------------------------------------------------
                                                        AIM                                          Vanguard
                                                        Constellation   Templeton      Vanguard 500  Prime Money       Nations Prime
                                                        Fund, Class A   Foreign Fund   Index Fund    Market Fund       Fund
                                                        ----------------------------------------------------------------------------
Additions
Investment income:
    Interest and dividend income                         $     99,591    $    136,360  $    246,531   $     417,104    $        -
    Net realized gain (loss) on sale of investments            (8,642)        (13,141)      183,911             -               -
    Net unrealized apprec. (deprec.) of investments           272,672        (195,199)    3,173,928             -            36,839
                                                         ---------------------------------------------------------------------------
                                                              363,621         (71,980)    3,604,370         417,104          36,839
                                                         ---------------------------------------------------------------------------
Contributions:
    Employer                                                      -               -             -               -               -
    Participant                                               285,566         163,058       758,514         173,759             -
    Participant loan repayments                                98,297          45,050       273,479          54,535             -
                                                         ---------------------------------------------------------------------------
                                                              383,863         208,108     1,031,993         228,294             -
                                                         ---------------------------------------------------------------------------

Asset transfers in                                          3,437,429             -          13,160       8,777,439             -
                                                         ---------------------------------------------------------------------------
       Total additions                                      4,184,913         136,128     4,649,523       9,422,837          36,839
                                                         ---------------------------------------------------------------------------

Deductions
Payment of benefits                                            61,147          37,672       506,922       2,189,843             -
Participant loan withdrawals                                   53,456          22,558       200,612         211,481             -
Asset transfers out                                               -               -             -               -         8,777,439
                                                         ---------------------------------------------------------------------------
       Total deductions                                       114,603          60,230       707,534       2,401,324       8,777,439
                                                         ---------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers        4,070,310          75,898     3,941,989       7,021,513      (8,740,600)
Interfund transfers                                           (25,334)         35,598     1,449,301       2,154,425             -
                                                         ---------------------------------------------------------------------------
Net increase (decrease)                                     4,044,976         111,496     5,391,290       9,175,938      (8,740,600)
Net assets available for plan benefits:
    Beginning of period                                           -         1,183,468    11,201,926             -         8,740,600
                                                         ---------------------------------------------------------------------------
    End of period                                        $  4,044,976    $  1,294,964  $ 16,593,216   $   9,175,938    $        -
                                                         ===========================================================================



NOTE 9 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND(Continued)
The allocation of changes in net assets available for plan benefits for the year ended December 31, 1998, is as follows (Continued):

                                                                                    PARTICIPANT DIRECTED
                                                       ----------------------------------------------------------------------------

                                                       Vanguard         Nations Short-    Vanguard     TNP AIM        TNP ENT Common
                                                       Short-Term       Intermediate      Wellesley    Constellation  Stock Fund
                                                       Bond Index Fund  Government Fund   Income Fund  Fund
                                                       ----------------------------------------------------------------------------
Additions
Investment income:
    Interest and dividend income                         $      70,234  $          -     $    759,147   $     930     $   1,336,224
    Net realized gain (loss) on sale of investments                702             -           18,179     253,712           352,357
    Net unrealized apprec. (deprec.) of investments              9,022           3,186        423,747        (442)        5,235,770
                                                         ---------------------------------------------------------------------------
                                                                79,958           3,186      1,201,073     254,200         6,924,351
                                                         ---------------------------------------------------------------------------
Contributions:
    Employer                                                       -               -              -           -           1,958,577
    Participant                                                 82,087             -          427,071     194,994         1,111,811
    Participant loan repayments                                 30,115             -          179,302      68,708           917,708
                                                         ---------------------------------------------------------------------------
                                                               112,202             -          606,373     263,702         3,988,096
                                                         ---------------------------------------------------------------------------

Asset transfers in                                             719,871             -          109,113         -             121,883
                                                         ---------------------------------------------------------------------------
       Total additions                                         912,031           3,186      1,916,559     517,902        11,034,330
                                                         ---------------------------------------------------------------------------

Deductions
Payment of benefits                                             13,814             -          223,164   3,514,739         2,438,998
Participant loan withdrawals                                    28,105             -          111,746      13,931           732,914
Asset transfers out                                                -           719,871            -           -                 -
                                                         ---------------------------------------------------------------------------
       Total deductions                                         41,919         719,871        334,910   3,528,670         3,171,912
                                                         ---------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers           870,112        (716,685)     1,581,649  (3,010,768)        7,862,418
Interfund transfers                                            733,838               -      1,103,372     174,901        (5,626,101)
                                                         ---------------------------------------------------------------------------
Net increase (decrease)                                      1,603,950        (716,685)     2,685,021  (2,835,867)        2,236,317
Net assets available for plan benefits:
    Beginning of period                                            -           716,685      5,452,034   2,835,867        41,565,228
                                                         ---------------------------------------------------------------------------
    End of period                                        $   1,603,950  $          -    $   8,137,055   $     -       $  43,801,545
                                                         ===========================================================================



NOTE 9 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (Continued)
The allocation of changes in net assets available for plan benefits for the year ended December 31, 1998, is as follows (Continued):

                                                                                 PARTICIPANT DIRECTED
                                                         ----------------------------------------------------------------------

                                                            Participant loans           Contributions                    Total
                                                                                        receivable
                                                         ----------------------------------------------------------------------
Additions
Investment income:
    Interest and dividend income                         $            320,021    $               -             $      3,386,142
    Net realized gain (loss) on sale of investments                       -                      -                      787,078
    Net unrealized apprec. (deprec.) of investments                       -                      -                    8,959,523
                                                         ----------------------------------------------------------------------
                                                                      320,021                    -                   13,132,743
                                                         ----------------------------------------------------------------------
Contributions:
    Employer                                                              -                 (126,257)                 1,832,320
    Participant                                                           -                  (97,227)                 3,099,633
    Participant loan repayments                                    (1,667,194)                   -                          -
                                                         ----------------------------------------------------------------------
                                                                   (1,667,194)              (223,484)                 4,931,953
                                                         ----------------------------------------------------------------------

Asset transfers in                                                        -                      -                   13,178,895
                                                         ----------------------------------------------------------------------
       Total additions                                             (1,347,173)              (223,484)                31,243,591
                                                         ----------------------------------------------------------------------

Deductions
Payment of benefits                                                   159,657                    -                    9,145,956
Participant loan withdrawals                                       (1,374,803)                   -                          -
Asset transfers out                                                       -                      -                    9,497,310
                                                         ----------------------------------------------------------------------
       Total deductions                                            (1,215,146)                   -                   18,643,266
                                                         ----------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers                 (132,027)              (223,484)                12,600,325
Interfund transfers                                                       -                      -                          -
                                                         ----------------------------------------------------------------------
Net increase (decrease)                                              (132,027)              (223,484)                12,600,325
Net assets available for plan benefits:
    Beginning of period                                             3,466,055              1,096,698                 76,258,561
                                                         ----------------------------------------------------------------------
    End of period                                        $          3,334,028    $           873,214           $     88,858,886
                                                         ======================================================================





NOTE 9 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
The allocation of changes in net assets available for plan benefits for the year ended December 31, 1997, is as follows:


                                                                                  PARTICIPANT DIRECTED
                                                   ---------------------------------------------------------------------------------
                                                      Templeton   Vanguard      Nations  Nations Short-    Vanguard    TNP AIM
                                                      Foreign     500 Index     Prime    Intermediate      Wellesley   Constellation
                                                      Fund        Fund          Fund     Government Fund   Income Fund Fund
                                                   ---------------------------------------------------------------------------------
Additions
Investment income:
  Interest and dividend income, investments         $  43,962  $   158,927  $  360,738  $     30,350   $   317,792   $    48,101
  Net realized gain (loss) on sale of investments       1,054      343,335         -             200        39,940        54,500
  Net unrealized apprec. (deprec.) of investments      (9,287)   2,146,500         -           7,826       419,929       186,303
                                                   ---------------------------------------------------------------------------------
                                                       35,729    2,648,762     360,738        38,376       777,661       288,904
                                                   ---------------------------------------------------------------------------------
Contributions:
  Employer                                                -            -           -             -             -             -
  Participant                                         143,085      577,792     150,665        81,786       358,176       398,442
                                                   ---------------------------------------------------------------------------------
                                                      143,085      577,792     150,665        81,786       358,176       398,442
                                                   ---------------------------------------------------------------------------------
       Total additions                                178,814    3,226,554     511,403       120,162     1,135,837       687,346
                                                   ---------------------------------------------------------------------------------

Deductions
Payment of benefits                                    44,665    1,205,625   1,729,642       223,189       436,457       216,439
Asset transfers out                                    68,920      222,093      45,804        17,406       172,110        72,256
Other                                                     165        2,277       2,048           128         1,598           812
                                                   ---------------------------------------------------------------------------------
       Total deductions                               113,750    1,429,995   1,777,494       240,723       610,165       289,507
                                                   ---------------------------------------------------------------------------------

Participant loan activity - net                        32,879       22,239      21,569        20,043        86,791       129,447
                                                   ---------------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers   97,943    1,818,798  (1,244,522)     (100,518)      612,463       527,286
Interfund transfers                                   383,788      735,698   2,286,835       507,289      (150,057)      379,384
                                                   ---------------------------------------------------------------------------------
Net increase (decrease)                               481,731    2,554,496   1,042,313       406,771       462,406       906,670
Net assets available for plan benefits:
    Beginning of period                               701,737    8,647,430   7,698,287       309,914     4,989,628     1,929,197
                                                   ---------------------------------------------------------------------------------
    End of period                                  $1,183,468  $11,201,926  $8,740,600  $    716,685   $ 5,452,034   $ 2,835,867
                                                   =================================================================================

NOTE 9 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (Continued)
The allocation of changes in net assets available for plan benefits for the year ended December 31, 1997, is as follows (Continued):

                                                                                      PARTICIPANT DIRECTED
                                                         ---------------------------------------------------------------------------

                                                         TNP ENT Common     Participant       Cash          Contributions   Total
                                                         Stock Fund         loans                           receivable
                                                         ---------------------------------------------------------------------------
Additions
Investment income:
    Interest and dividend income, investments            $      147,295     $       -     $     -         $      -      $ 1,107,165
    Net realized gain (loss) on sale of investments            (714,760)            -           -                -         (275,731)
    Net unrealized apprec. (deprec.) of investments           9,351,302             -           (12)             -       12,102,561
                                                         ---------------------------------------------------------------------------
                                                              8,783,837             -           (12)             -       12,933,995
                                                         ---------------------------------------------------------------------------
Contributions:
    Employer                                                  1,859,995             -           -             23,574      1,883,569
    Participant                                               1,168,013             -           -            (11,142)     2,866,817
                                                         ---------------------------------------------------------------------------
                                                              3,028,008             -           -             12,432      4,750,386
                                                         ---------------------------------------------------------------------------
       Total additions                                       11,811,845             -           (12)          12,432     17,684,381
                                                         ---------------------------------------------------------------------------

Deductions
Payment of benefits                                           3,266,630         223,296      46,905              -        7,392,848
Asset transfers out                                           1,114,732             -           -                -        1,713,321
Other                                                             9,847             -        11,895              -           28,770
                                                         ---------------------------------------------------------------------------
       Total deductions                                       4,391,209         223,296      58,800              -        9,134,939
                                                         ---------------------------------------------------------------------------

Participant loan activity - net                                (218,011)        (94,930)        (27)             -              -
                                                         ---------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers          7,202,625        (318,226)    (58,839)          12,432      8,549,442
Interfund transfers                                          (4,089,186)            -       (53,751)             -              -
                                                         ---------------------------------------------------------------------------
Net increase (decrease)                                       3,113,439        (318,226)   (112,590)          12,432      8,549,442
Net assets available for plan benefits:
    Beginning of period                                      38,451,789       3,784,281     112,590         1,084,266    67,709,119
                                                         ---------------------------------------------------------------------------
    End of period                                        $   41,565,228     $ 3,466,055   $     -         $ 1,096,698   $76,258,561
                                                         ===========================================================================






TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES                                                                Schedule I

Schedule of Assets Held for Investment Purposes
As of December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

Texas - New Mexico Power Company Thrift Plan, EIN 75-0204070

Attachment to Form 5500, Line 27(a):



Identity of Issue, Borrower, Lessor or Similar Party      Description of Investment                Cost                Current Value
------------------------------------------------------------------------------------------------------------------------------------
    AIM Management Group, Inc.                            AIM Constellation Fund, Class A    $    3,772,304            $   4,044,976
                                                          132,535 units (common stock)
    Franklin Templeton Distributors, Inc.                 Templeton Foreign Fund                  1,490,130                1,294,964
                                                          154,346 units (foreign investments)
*   The Vanguard Group                                    Vanguard 500 Index Fund                13,555,110               16,593,216
                                                          145,618 units (common stock)
*   The Vanguard Group                                    Vanguard Prime Money Market Fund        9,175,938                9,175,938
                                                          9,175,938 units (money market)
*   The Vanguard Group                                    Vanguard ST Bond Index Fund             1,594,928                1,603,950
                                                          158,807 units (short-term bonds)
*   The Vanguard Group                                    Vanguard Wellesley Income Fund          8,117,065                8,137,055
                                                          367,860 units (bonds and stock)
*   TNP Enterprises, Inc.                                 Company Stock Fund                     22,587,817               43,801,545
                                                          3,852,379 units (no par value)
*   Participant loans                                     Loans to participants, interest               -                  3,334,028
                                                          rates ranging from 9.25% to 10%
                                                                                            ----------------------------------------
Total assets held for investment purposes                                                    $   60,293,292            $  87,985,672
                                                                                            ========================================

* Party in Interest



TEXAS - NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES                                                              Schedule II

Schedule of Reportable Transactions *
Year Ended December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

Texas - New Mexico Power Company Thrift Plan, EIN 75-0204070

Attachment to Form 5500, Line 27(d):

        (A)                             (B)                        (C)        (D)         (G)             (H)              (I)

 Identity of Party    Description of Asset (include rate and      Purchase   Selling   Historical    Current Value   Historical Gain
      Involved            maturity in the case of a loan)         Price      Price   Cost of Asset    of Asset on         (Loss)
                                                                                                    Transaction Date
------------------------------------------------------------------------------------------------------------------------------------

The Vanguard Group    AIM Constellation Fund                $   4,098,451                             $  4,098,451
The Vanguard Group    AIM Constellation Fund                              $   317,505  $    325,646        317,505     $     (8,141)
The Vanguard Group    Vanguard 500 Index Fund                   4,609,223                                4,609,223
The Vanguard Group    Vanguard 500 Index Fund                               2,575,771     2,395,499      2,575,771          180,272
The Vanguard Group    Vanguard Prime Money Mkt                  6,270,781                                6,270,781
The Vanguard Group    Vanguard Prime Money Mkt                              5,872,283     5,872,283      5,872,283              -
The Vanguard Group    Vanguard Wellesley Fund                   4,361,480                                4,361,480
The Vanguard Group    Vanguard Wellesley Fund                               2,118,384     2,100,820      2,118,384           17,564
The Vanguard Group    TNP AIM Constellation Fund                  519,756                                  519,756
The Vanguard Group    TNP AIM Constellation Fund                            3,608,893     3,355,278      3,608,893          253,615
The Vanguard Group    TNP ENT Stock Fund                        8,943,972                                8,943,972
The Vanguard Group    TNP ENT Stock Fund                                   12,295,795     8,037,343     12,295,795        4,258,452

Columns (E) Lease Rental and (F) Expense Incurred with Transaction are not applicable to any reportable transactions.

* Transactions  or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section  2520.103-6 of the  Department of Labor's  Rules and  Regulations  for Reporting and Disclosure
under ERISA.





                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



To The Board of Directors of
TNP Enterprises, Inc. and The Trustee
and Thrift Plan Committee of the
Texas-New Mexico Power Company
Thrift Plan for Employees:

     We consent to incorporation by reference in the Registration Statements (No. 2-93265) and (No. 33-58897) on Form S-8 and Registration Statements (No. 333-64215) and (No. 333-17835) on Form S-3 of TNP Enterprises, Inc. of our report dated June 16, 1999, relating to the statements of net assets available for benefits of the Texas-New Mexico Power Company Thrift Plan for Employees as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended and related supplemental schedules, which appear in the December 31, 1998, annual report on Form 11-K of TNP Enterprises, Inc.



                                                             ARTHUR ANDERSEN LLP






Fort Worth, Texas,
    June 16, 1999